UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-32590

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ProEquities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2801 Highway 280 South
(No. and Street)

Birmingham	AL	35209
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Darren Guerrera 205-268-5553
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

1800 Wells Fargo Tower, 1420 North 20th Street	Birmingham	AL	35203
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Darren Guerrera, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ProEquities, Inc., as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Darren Guerrera 2/26/21
Signature

CFO
Title

STATE: ALABAMA
County: JEFFERSON
Thomas C. Appleby 2/26/2021
Notary Public

THOMAS C. APPLEBY
NOTARY PUBLIC
ALABAMA STATE AT LARGE
COMMISSION EXPIRES 5.8.2024

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ProEquities, Inc.

(a wholly owned subsidiary of
Protective Life Corporation)
Financial Statements and Supplementary Information
Pursuant to SEC Rule 17a-5
December 31, 2020

ProEquities, Inc.
(a wholly owned subsidiary of Protective Life Corporation)
Index to Financial Statements and Supplementary Information
December 31, 2020

KPMG LLP
Suite 1800
420 20th Street North
Birmingham, AL 35203-3207

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors
ProEquities, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of ProEquities, Inc. (the Company) as of December 31, 2020, the related statements of loss, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

We have served as the Company's auditor since 2019.

Birmingham, Alabama
March 1, 2021

ProEquities, Inc.
(a wholly owned subsidiary of Protective Life Corporation)
Statement of Financial Condition
December 31, 2020

Assets		
Cash and cash equivalents	$	9,197,161
Securities owned, at fair value		1,600,072
Investments related to deferred compensation plans, at fair value		25,041,544
Receivables from brokers and dealers		6,323,154
Due from parents and affiliates		53,954
Current income tax receivable		773,679
Fixed assets, net of accumulated depreciation of $753,968		332,479
Other assets, net of allowance for uncollectible amounts of $171,693		3,642,913
Deferred income taxes, net		388,696
Total assets	$	47,353,652
Liabilities and Stockholder's Equity		
Liabilities		
Commissions payable	$	2,712,779
Securities sold not yet purchased, at fair value		249,483
Due to parent and affiliates		1,922,838
Deferred compensation obligation		25,060,679
Other accrued expenses		3,508,286
Deferred revenue		393,255
Total liabilities	$	33,847,320
Stockholder's equity		
Common stock, $1 par value; 250,000 shares authorized, 114,408 shares issued and outstanding	$	114,408
Additional paid-in capital		20,725,311
Retained deficit		(7,333,387)
Total stockholder's equity	$	13,506,332
Total liabilities and stockholder's equity	$	47,353,652

The accompanying notes are an integral part of these financial statements.

ProEquities, Inc.
(a wholly owned subsidiary of Protective Life Corporation)
Statement of Loss
Year Ended December 31, 2020

Revenues		
Commissions	$	69,452,614
Advisory		40,623,500
Asset based		922,050
Transaction and fee		5,191,560
Interest and dividend income		1,102,353
Investment gain, net		2,264,908
Total revenues	$	119,556,985
Expenses		
Commissions		90,033,837
Salaries and wages		10,136,745
Technology		4,917,395
Legal, accounting and consulting		1,208,928
Corporate and divisional allocations, related party		5,078,175
Clearing expense		2,086,771
Portfolio managers fee		2,413,022
Sales conference and promotions		249,552
Licenses, fees and assessments		635,218
Rent, related party		767,482
Postage, copies and supplies		211,908
Depreciation		126,468
Other operating expenses		2,413,168
Total expenses	$	120,278,669
Loss before income taxes	$	(721,684)
Income tax benefit		(340,225)
Net loss	$	(381,459)

The accompanying notes are an integral part of these financial statements.

ProEquities, Inc.
(a wholly owned subsidiary of Protective Life Corporation)
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2020

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Deficit	Total Stockholder's Equity
Balance at January 1, 2020	114,408	$ 114,408	$ 20,725,311	$ (6,770,418)	$ 14,069,301
Cumulative effect adjustments				(181,510)	(181,510)
Balance at January 1, 2020 (as adjusted for change in accounting principle)	114,408	114,408	20,725,311	(6,951,928)	13,887,791
Net loss				(381,459)	(381,459)
Balance at December 31, 2020	114,408	$ 114,408	$ 20,725,311	$ (7,333,387)	$ 13,506,332

The accompanying notes are an integral part of these financial statements.

ProEquities, Inc.
(a wholly owned subsidiary of Protective Life Corporation)
Statement of Cash Flows
Year Ended December 31, 2020

Cash flows from operating activities		
Net loss	$	(381,459)
Adjustments to reconcile net loss to net cash used in operating activities		
Unrealized investment gain, net		(2,398,972)
Deferred income taxes		(104,081)
Depreciation expense		126,468
Forgiveness of representative note receivable		942,548
Change in assets and liabilities		
Investments		1,055,793
Receivables from brokers and dealers		(3,673,543)
Due from parent and affiliates		(53,954)
Current income tax receivable		(339,883)
Payments received on representative loan receivables		66,827
Issuance of representative loans receivables		(439,505)
Other assets		74,790
Securities sold not yet purchased		(268,415)
Commissions payable		(1,138,488)
Deferred compensation obligation		2,448,486
Due to parent and affiliates		(542,579)
Other accrued expenses		(1,362,929)
Deferred revenue		71,165
Net cash used in operating activities	$	(5,917,731)
Cash flows from investing activities		
Purchases of fixed assets		(35,855)
Net cash used in investing activities	$	(35,855)
Change in cash and cash equivalents	$	(5,953,586)
Cash and cash equivalents		
Beginning of year	$	15,150,747
End of year	$	9,197,161
Supplemental disclosure of cash flow information		
Cash paid for income taxes	$	448,118

The accompanying notes are an integral part of these financial statements.

1. General

ProEquities, Inc. (the "Company") is a full-service broker-dealer incorporated under the laws of the state of Alabama. The Company is also a registered investment advisor. The Company operates across the United States and is headquartered in Birmingham, Alabama. The Company is registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of Protective Life Corporation ("PLC"). On February 1, 2015, PLC became a wholly owned subsidiary of Dai-ichi Life Insurance Company, Limited, a *kabushiki kaisha* under the laws of Japan. PLC provides operating capital to the Company, as needed, to provide supplemental funding for the operations and activities of the Company. In addition to the Company's core broker-dealer operations, the Company maintains a fixed income division that offers a wide variety of fixed income products and services to individual and institutional investors. The Company also maintains a wholesaling division supporting variable life insurance sales.

2. Significant Accounting Policies

Basis of Presentation and Use of Estimates

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). The preparation of financial statements in conformity with GAAP and prevailing industry practices requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

Accounting for Securities Transactions

The Company clears all exchange-based brokerage security transactions through Pershing, LLC ("Pershing"). Under the clearing arrangement, Pershing confirms securities trades, processes securities movements and records transactions for customers in its accounts, for which Pershing receives a ticket charge per transaction. The Company also engages in investment security transactions with other settlement agents and with the direct product sponsor as issuer for certain investment security transactions. These trading activities may be conducted by the Company, its registered representatives/agents or through direct customer purchases with the affiliate counterparties. The Company's commission revenues and related expenses are recorded on a trade date basis. The Company has evaluated the credit worthiness of Pershing and its other counterparties and determined the risk of material financial loss due to credit risk exposure to be minimal.

Cash and Cash Equivalents

Cash and cash equivalents include demand deposits and investments in money market funds which are considered highly liquid instruments. The carrying amounts reported in the Statement of Financial Condition for these financial instruments approximate their fair values (as defined by the Accounting Standards Codification ("ASC") Fair Value Measurement and Disclosure Topic) due to their short-term nature. Cash and cash equivalents are classified as Level 1 in accordance with the fair value hierarchy of the ASC Fair Value Measurement and Disclosure Topic.

Investments

Investments are reported at fair value, with the resulting unrealized and realized gains and losses recognized currently in earnings. Gains and losses realized on the sale of securities are computed using the specific identification method. Unrealized gains and losses and realized gains and losses are combined and included in "Investment gain, net" in the accompanying Statement of Loss.

Interest and Dividend Income

Interest and dividend income primarily includes investment income derived from interest income on money market funds, fixed maturity securities, and income from securities related to the Company's deferred compensation plans.

Fixed Assets
Fixed assets are recorded at cost and are depreciated using the straight-line method over their estimated useful lives which range from 3 to 5 years. Maintenance and repairs are charged to expense when incurred; betterments and improvements that materially prolong the lives of the assets are capitalized. The cost of assets sold or retired and the related accumulated depreciation are removed from the respective accounts, and the gain or loss on such disposition is recognized currently.

Receivables from Brokers and Dealers
The receivables from brokers and dealers represents commissions and other fees to be collected from the clearing broker, mutual fund companies, product sponsors, variable annuity, and variable life companies. Additionally, this balance includes cash required to be held on deposit at Pershing of $0.1 million.

Other Assets
Other assets are comprised primarily of prepaid expenses, loans to the Company's representatives and reimbursable expenses paid by the Company on its agents' behalf. The Company's finance receivables are primarily in the form of agent debit balances and agent notes receivable. Certain agent notes receivable contain terms which may result in the Company forgiving the principal and interest payments should the agent meet certain sales targets. The Company has recorded an allowance for expected credit losses of $0.2 million against these receivables based on the specific terms at December 31, 2020. Pursuant to guidance in FASB ASC 326-20-*Credit Losses*, the allowance for expected credit losses is calculated using a loss rate model which incorporates the Company's historical loss experience, adjusted to reflect Management's expectations of current conditions and reasonable and supportable forecasts. It is the Company's policy to reassess these historical loss factors and other assumptions annually, in the third quarter. The amount of receivables which were forgiven or written off during the year ended December 31, 2020, was $0.9 million.

Contingent Liabilities
The Company recognizes liabilities for contingencies when there is an exposure that, when fully analyzed, indicates it is both probable a liability has been incurred and the amount of loss or obligation can be reasonably estimated. The determination of whether a loss is probable and the estimate of an associated range of loss is subject to significant judgments and assumptions based on currently available information as of the reporting date and may materially change based on facts and circumstances presented in future periods. When a loss is considered to be probable and a range of possible loss can be estimated, the Company accrues the most likely amount within that range based upon management's judgment after the consideration of facts currently known and after consultation with its legal counsel, if appropriate.

As a result of the extensive regulation of the financial services industry, the Company's operations are subject to regular reviews and inspections by regulatory authorities and self-regulatory organizations. Such reviews and inspections can result in the imposition of sanctions for regulatory violations, ranging from non-monetary censures to censures with fines or other monetary repercussions.

See Note 12 for further discussion.

Income Taxes
The results of operations of the Company are included in the consolidated federal and state income tax returns of PLC and its subsidiaries. The Company utilizes the asset and liability method in accordance with the ASC Income Taxes Topic. The method of allocation of current income taxes between the affiliates is subject to a written agreement under which the Company incurs a liability to PLC to the extent that a separate return calculation indicates that the Company has a federal income tax liability. If the Company has an income tax benefit, the benefit is recorded currently to the extent it can be carried back against prior years' separate company income tax expense. Any amount not carried back is carried forward on a separate company basis, and the tax benefit is reflected in future periods when the Company generates taxable income. With respect to state jurisdictions in which PLC and its subsidiaries file on a consolidated or unitary basis, the state tax benefit associated with separate company state net operating

losses is paid by PLC in the year in which the loss is generated. Income taxes recoverable (payable) are recorded in the current income tax receivable and are settled periodically, per the tax sharing agreement.

Concentration of Credit Risk
The Company maintains depository accounts with certain financial institutions. Although these account balances exceed federally insured depository limits, the Company has evaluated the credit worthiness of these applicable financial institutions and determined the risk of material financial loss due to exposure from credit risk to be minimal.

Considerations and Impacts due to COVID-19
Beginning in the first quarter of 2020, the uncontained outbreak of the novel coronavirus, which causes the disease termed COVID-19, created significant economic and social disruption and impacted various operational and financial aspects of the Company's business. While the impacts of COVID-19 are not all identifiable or quantifiable, there are some risks and uncertainties that could arise due to the impacts of COVID-19.

Accounting Pronouncements Recently Adopted

ASU No. 2016-13 - Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments. The amendments in this Update introduce a new current expected credit loss ("CECL") model for certain financial assets, including trade and other receivables. For assets within the scope of the new model, an entity will recognize as an allowance against earnings its estimate of the contractual cash flows not expected to be collected on day one of the asset's acquisition. The allowance may be reversed through earnings if the asset recovers in value. This differs from the previous impairment model, which requires recognition of credit losses when they have been incurred. The amendments in this Update are effective for annual and interim periods beginning after December 15, 2019 on a modified retrospective basis. The Company adopted the provisions of this guidance on January 1, 2020. The adoption had an impact to beginning stockholder's equity of $0.2 million from a change in accounting principle adjustment.

3. Revenues

Revenue from contracts with customers includes commission revenues and asset management services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

The following table shows revenues disaggregated by category:

Commissions		
Sales Based	$	38,409,157
Trailing		31,043,457
Advisory		40,623,500
Asset based		922,050
Transaction and fee		5,191,560
Interest and dividend income		1,102,353
Investment gain, net		2,264,908
Total revenues	**$**	**119,556,985**

The Company's accounting with respect to revenue recognition for each of its significant categories of contracts are outlined below, along with significant judgments involved in determining the timing and amount of revenues.

Commission Revenues

The Company earns commissions by executing client transactions in stocks, mutual funds, variable annuities, and other financial products and services. Commission revenues may be received at the point of sale (sales-based) or on a trailing basis. Regardless of the timing of the commission, the Company has no material obligations outside of product placement.

Sales based commission revenue is generally based on a percentage of the investment at the date of product placement and is recognized on the trade date.

Trailing commissions, including renewal commissions and 12b-1 fees, are generally based on a percentage of the investment's average fund balance or premium, in accordance with the applicable selling agreement. Variable consideration associated with trailing commissions is fully constrained until the amount is determinable due to the investor holding the policy or shares for a given period.

Advisory Revenues

The Company receives advisory fees for providing investment advisory services and managing the assets of its advisory clients over the term of the applicable arrangement. Fees are calculated as a percentage of assets under management, and are accrued and recognized on a straight line basis over the period in which services are provided.

Costs incurred by the Company to provide advisory services to its clients primarily consist of commissions paid to the Company's agents and fees to money managers and service providers. Such costs are deferred and recognized on a straight-line basis over the period in which they are recovered through the recognition of related fee revenues.

Asset Based Revenue

Asset based revenues are comprised of asset based sponsor revenue and cash sweep revenue. The Company receives fees from product sponsors for marketing support, education, and training efforts over a specified period. Compensation for these performance obligations included in asset based revenue is calculated as a percentage of the average assets under management or as a percentage of sales. Sales-based and asset-based fees represent variable consideration and are constrained until the date that the fees are determinable. The Company is the principal in these arrangements as it is responsible for and determines the level of servicing and marketing support it provides to the product sponsors. Money market cash sweep revenues are generated based on balances in advisors' clients' money market cash sweep accounts.

Transaction and Fee Revenues

Transaction and fee revenue include fees the Company charges advisors and their clients, fee-based sponsor revenue, and investment banking fees.

The Company receives affiliation and technology fees from its contracts with financial advisors. These contracts grant the advisors the right to act as an advisor for the Company's clients, to use the Company's technology platform and to offer for sale to its clients the Company's portfolio of products. The Company is the principal in these arrangements, as it has significant discretion in pricing and provides significant integration services in connection with providing the platform to its advisors. Affiliation fee revenue is recognized over time as the Company satisfies its obligation to provide access to its advisor platform. The Company has recorded deferred revenue of $0.4 million as of December

31, 2020 associated with affiliation fees collected from the advisors during the renewal period at the end of 2020 for the following year. Amounts are unearned until 2021 when the Company will recognize the revenue.

Ticket fees and other clearing revenues are charged to advisors and their clients for executing certain transactions. Ticket fees and other clearing revenues are recognized at the point in time that the related transaction is executed, generally on the trade date.

The Company receives fees from product sponsors for marketing support, education, and training efforts over a specified period. Compensation for these performance obligations included in transaction and fees is calculated as a fixed fee. Fixed fees received from product sponsors are accrued on a straight-line basis over the term of the applicable agreement. The Company is the principal in these arrangements as it is responsible for and determines the level of servicing and marketing support it provides to the product sponsors.

Transaction Price Allocated to Remaining Performance Obligations

The Company has contract liabilities representing revenues that will be recognized in future periods upon the satisfaction of remaining performance obligations of $0.4 million as of December 31, 2020. This deferred revenue comprised of affiliation fees collected from the advisors during the renewal period at the end of 2020 for the following year. Amounts are unearned until 2021 when the Company will recognize the revenue.

The following table shows the revenue recognized and deferred during 2020:

Deferred revenue balance at January 1, 2020	$	322,090
Affiliation fee revenue recognized during 2020		(322,090)
Affiliation fee revenue collected for 2021		393,255
Deferred revenue balance at December 31, 2020	$	393,255

4. Related Parties

The Company occupies office space in the office building of an affiliate, Protective Life Insurance Company (PLICO), for which rent of approximately $0.8 million was expensed under an expense sharing agreement with PLC in 2020. In addition, during the year ended December 31, 2020, the Company expensed approximately $0.6 million in payments for providing various human resource services, approximately $0.3 million for providing legal services and approximately $1.9 million for providing technology support and infrastructure. The Company is billed by PLICO, which is also a wholly owned subsidiary of PLC, for these items and related amounts due are settled monthly in the normal course of the Company's operations.

The Company also contracts with First Protective Insurance Group, Inc., an affiliate, for management and administrative services supporting its wholesaling division. The Company expensed $4.3 million for management and administrative services related to this agreement.

The Company recorded commission revenue in 2020 from Investment Distributors, Inc., a subsidiary of PLC, of approximately $2.3 million, which represents the commissions received from the sale of registered life and annuity products of its affiliated life insurance companies.

All employees of the Company participate in the PLC Defined Benefit Pension Plan and/or its Unfunded Excess Benefits Plan (collectively “the Plans”). The Plans are not separable by affiliates participating in the plans. The benefits are based on years of service and the employee's compensation. PLC's funding policy is to contribute amounts to the Plans sufficient to meet the minimum funding requirements of the Employee Retirement Income Security Act (ERISA) plus such additional amounts as PLC may determine appropriate from time to time. Contributions are intended to provide not only for benefits attributable for service to date but also for those benefits expected to be earned in the future.

The employees of the Company also are eligible to participate in PLC's qualified, defined contribution employee benefit plan under Internal Revenue Code Section 401(k). PLC provides a match for employee contributions to the 401(k) plan in cash. PLC also has adopted a supplemental matching contribution program which is a nonqualified plan that provides supplemental matching contributions in excess of limits imposed on qualified deferred contribution plans by federal law. In addition, PLC provides limited health care benefits to eligible retired employees of the Company until age 65 and provides certain medical and other benefits to active employees of the Company.

Charges related to these employee benefit plans provided by PLC were approximately $1.2 million and have been included in "Salaries and wages" in the Company's Statement of Loss for the year ended December 31, 2020.

5. Fixed Assets

Fixed assets consist of the following as of December 31, 2020:

System software	$ 1,086,447
Less: Accumulated depreciation	(753,968)
Net fixed assets	332,479

Depreciation expense in the amount of $0.1 million was recognized in 2020.

6. Income Taxes

The Company's effective income tax rate varied from the maximum federal income tax rate as follows for the year ended December 31, 2020:

Statutory federal income tax rate applied to pre-tax income	21.00%
State income taxes, including state valuation allowance	13.24%
Non deductible expenses	-0.81%
Federal tax law changes	12.15%
Federal valuation allowance	1.59%
Prior year tax true-up	-0.03%
Effective income tax rate	47.14%

The provision for income tax benefit is as follows:

Provision for income tax benefit	
Current	$ (236,144)
Deferred	(104,081)
	$ (340,225)

The following table shows the significant components of the net deferred income tax asset as of December 31, 2020.

Deferred income tax asset		
Deferred compensation	$	5,679,627
Legal reserve and contingencies		75,806
State loss carryover		25,340
Accrued vacation		28,818
Other		45,280
Valuation allowance		(5,280,987)
Total gross deferred income tax asset	$	573,884
Deferred income tax liability		
Prepaid expense	$	146,595
Software		38,593
Total gross deferred income tax liability	$	185,188
Net deferred income tax asset	$	388,696

Management assesses the available positive and negative evidence to estimate whether sufficient future taxable income will be generated to permit use of the existing deferred tax assets. A significant piece of objective negative evidence evaluated was the cumulative loss incurred over the four-year period ended December 31, 2020. Such objective evidence limits the ability to consider other subjective evidence, such as the Company's projections for future growth.

On the basis of this evaluation, as of December 31, 2020, a valuation allowance of $5.3 million has been recorded to recognize only the portion of the deferred tax asset that is more likely than not to be realized. The amount of the deferred asset considered realizable, however, could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased or if objective negative evidence in the form of cumulative losses is no longer present and additional weight is given to subjective evidence such as the Company's projections for growth.

As of December 31, 2020, the Company evaluated the need for the recognition of an uncertain tax liability in accordance with the guidance of ASC 740, "Income Taxes," and determined none should be recorded or disclosed. The Company's policy is to recognize interest and penalties related to tax contingencies in income tax expense during the period in which they are identified.

The Coronavirus Aid, Relief, and Economic Security Act ("The CARES" Act") was signed into law on March 27, 2020. Included in the CARES Act was an expanded five-year carryback of certain federal losses. This allowed the Company to carryback federal tax losses incurred in 2020 to prior tax years where the federal tax rate was 35 percent. The benefit for such carrybacks is included in the current year tax provision.

For the year ended December 31, 2020, current income tax receivable from PLC was $0.8 million.

7. Liabilities Subordinated to the Claims of General Creditors

For the year ended December 31, 2020, the Company had no liabilities that were subordinated to the claims of general creditors.

8. Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital (as defined) and requires the ratio of aggregate indebtedness (as defined) to net capital shall not exceed 15 to 1. At December 31, 2020, the Company had computed net capital of $6.9 million which was $6.3 million in

excess of its required minimum net capital of $0.6 million. The Company's aggregate indebtedness to net capital ratio at December 31, 2020 was 126.56%.

The Company has claimed an exemption from the provisions of SEC Rule 15c3-3 under paragraph (k)(2)(ii), as it has disclosed that all exchange-based transactions are cleared with customers on a fully disclosed basis through a clearing broker or dealer and customer funds and securities are promptly transmitted to the clearing broker or dealer which carries all of the accounts of such customers.

The Company has claimed an exemption from the provisions of SEC Rule 15c3-3 under paragraph (k)(2)(i), as it promptly transmits all customer funds received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers" of the Company.

The Company has claimed an exemption from the provisions of SEC Rule 15c3-3 because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year.

9. Deferred Compensation Plans

The Company has established deferred compensation plans for the benefit of its registered representatives. Deferred compensation withheld under these plans is used to purchase investments (primarily mutual funds, equities, and life insurance policies), as directed by the participants. In addition, the Company may provide matching contributions for participants who meet certain production targets. Matching contributions of $21,000 were paid by the Company during 2020.

A trust was established to aid the Company in meeting its obligations under the plans. Investments held by the trust are consolidated and reported as investments of the Company in the accompanying Statement of Financial Condition. Investments are reported at fair value with changes reported as "Investment gain, net" in the accompanying Statement of Loss. Life insurance policies held by the trust are reported at their cash surrender value with changes reported as "Investment gain, net" in the accompanying Statement of Loss. The Company records a deferred compensation obligation equal to the total reported fair value of the trust assets (See Note 10). Changes in the deferred compensation obligation are recorded as commission expense in the accompanying Statement of Loss. The registered representatives who are grantors of the trust, participating in the deferred compensation plans, bear the entire investment risk of the underlying investments of the deferred compensation plans.

10. Trading Securities and Investments

The Company holds certain securities used for operational trading purposes with Pershing. The securities are classified as either marketable securities owned or securities sold not yet purchased. The following table shows these securities at fair value as of December 31, 2020:

	Owned	Sold Not Yet Purchased
Municipal obligations	$ 1,599,961	$ -
Corporate obligations	-	249,473
Equity securities	111	10
	$ 1,600,072	$ 249,483

The Company also holds securities related to the deferred compensation plans that are held at fair value. The investments in the deferred compensation plans consist of the following securities as of December 31, 2020:

Mutual fund investments	$ 23,514,552
Life insurance policies	666,211
Equity securities	733,142
U.S. government and agency obligations	127,639
	$ 25,041,544

The Company has recorded a liability equal to the value of these investments held in the deferred compensation plan.

The following table shows net unrealized gain and net realized gain (loss), respectively.

	Unrealized Gain	Realized Gain (Loss)	Gain (Loss), net
Trading Securites	$ 16,249	$ (255,682)	$ (239,433)
Deferred Compensation Plan Investments	2,382,723	121,618	2,504,341
Investment Gain (Loss), net	$ 2,398,972	$ (134,064)	$ 2,264,908

Generally, all investments are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible changes in risks in the near term could materially affect investment balances, the amounts reported in the Statement of Financial Condition and the amounts reported in the Statement of Loss.

11. Fair Value of Financial Instruments

The Company determined the fair value of its financial instruments based on the fair value hierarchy established in FASB guidance referenced in the ASC Fair Value Measurements and Disclosures Topic, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The Company has categorized its financial instruments, based on the priority of the inputs to the valuation technique, into a three level hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

Financial assets and liabilities recorded at fair value on the Statement of Financial Condition are categorized as follows:

- **Level 1:** Unadjusted quoted prices for identical assets or liabilities in an active market
- **Level 2**: Quoted prices in markets that are not active or significant inputs that are observable either directly or indirectly. Level 2 inputs include the following:

  a. Quoted prices for similar assets or liabilities in active markets
  b. Quoted prices for identical or similar assets or liabilities in non-active markets
  c. Inputs other than quoted market prices that are observable
  d. Inputs that are derived principally from or corroborated by observable market data through correlation or other means

- **Level 3:** Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. They reflect management's own assumptions about the assumptions a market participant would use in pricing the asset or liability.

The following table presents the Company's hierarchy for its assets measured at fair value on a recurring basis as of December 31, 2020.

	Level 1	Level 2	Level 3	Total
Assets				
Securities owned				
Municipal obligations	$ -	$ 1,599,961	$ -	$ 1,599,961
Equity securities	111	-	-	111
Total securities owned	$ 111	$ 1,599,961	$ -	$ 1,600,072
Deferred compensation plan investments				
Equity securities	$ 733,142	$ -	$ -	$ 733,142
U.S. government and agency obligations	-	127,639	-	127,639
Mutual funds	23,514,552	-	-	23,514,552
Life insurance policies	-	-	666,211	666,211
Total deferred compensation plan investments	$ 24,247,694	$ 127,639	$ 666,211	$ 25,041,544
Total assets measured at fair value on a recurring basis	$ 24,247,805	$ 1,727,600	$ 666,211	$ 26,641,616
Liabilities				
Securities sold not yet purchased				
Corporate obligations	$ -	$ 249,473	$ -	$ 249,473
Equity securities	10	-	-	10
Total liabilities measured at fair value on a recurring basis	$ 10	$ 249,473	$ -	$ 249,483

Determination of Fair Values

The valuation methodologies used to determine the fair values of assets and liabilities reflect market-participant assumptions and are based on the application of the fair value hierarchy that prioritizes observable market inputs over unobservable inputs. The Company determines the fair values of certain financial assets and financial liabilities based on quoted market prices, where available. Fair values reflect adjustments for counterparty credit quality, the Company's credit standing, liquidity and, where appropriate, risk margins on unobservable parameters. The following is a discussion of the methodologies used to determine fair values for the financial instruments, as listed in the above table.

Fixed Maturity Securities and Securities Sold Not Yet Purchased

The fair value of fixed maturity securities and securities sold not yet purchased is determined by management after considering third party pricing services as their primary source of information. Typical inputs used by this pricing method include, but are not limited to, benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers and reference data including market research publications. Based on the typical trading volumes and the lack of quoted market prices for fixed maturities, third party pricing services normally derive the security prices through recent reported trades for identical or similar securities making adjustments through the reporting date based upon available market observable information outlined above.

The Company has analyzed the third party pricing services' valuation methodologies and related inputs, and has also evaluated the various types of securities in its investment portfolio to determine an appropriate fair value hierarchy level based upon trading activity and the observability of market inputs that is in accordance with the ASC Fair Value Measurements and Disclosures Topic. Based on this evaluation and investment class analysis, each price was classified into Level 1, 2 or 3. Most prices provided by third party pricing services are classified into Level 1 and 2 because they have quoted market prices, or significant inputs used in pricing the securities are market observable.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2020, at fair values of the related securities and will incur a loss if the fair value of the securities increases subsequent to December 31, 2020 prior to purchase or settlement.

Deferred Compensation Plan Investments

The Company holds investments in open-ended mutual funds, life insurance policies, equity securities, and U.S. government and agency obligations related to the deferred compensation plan. Open-ended mutual funds are classified as Level 1 as published net asset values are utilized for the individual securities. Equity securities are classified as Level 1 as the closing prices on exchanges are utilized for individual securities. U.S. government and agency obligations investments are classified as either Level 1 or Level 2 based on the principal market for the security. Life insurance policies held by a related party (PLICO) are carried at their cash surrender value and reported as Level 3 under the market approach. Cash surrender value represents the amount of cash that may be realized by the owner of a life insurance contract upon discontinuance and surrender of the contract prior to maturity.

The following table presents a reconciliation of the beginning and ending balances for fair value measurements for the year ended December 31, 2020, for which the Company has used significant unobservable inputs (Level 3):

	Beginning Balance	Realized and Unrealized	Purchases	Sales	Ending Balance
Assets					
Life insurance policies	$ 548,009	$ 118,202	$ -	$ -	$ 666,211

Total realized and unrealized gains on Level 3 assets are reported in "Investment gain, net" within the Statement of Loss.

The Company did not transfer any Level 1, 2, or 3 investments for the year ended December 31, 2020.

Purchases and settlements represent activity that occurred during the period that results in a change of the asset but does not represent changes in fair value for the instruments held at the beginning of the period.

The following table presents the valuation method for material financial instruments included in Level 3, as well as unobservable inputs used in the valuation of those financial instruments:

	Fair Value Dec 31, 2020	Valuation Technique	Unobservable Input
Assets			
Life insurance policies held in deferred compensation plan	$ 666,211	Cash Surrender Value	Financial Stability of Insurer

Financial assets and liabilities, excluding financial instruments recorded at fair value on a recurring basis, which include receivables, payables, and any other financial instruments as defined by ASC Financial Instrument Topic, have a carrying value that would approximate their fair value as of December 31, 2020 as they are short term in nature. These financial assets and liabilities, other than cash and cash equivalents, would be estimated as Level 2 instruments on the fair value hierarchy. There were no circumstances which required the Company to measure any assets or liabilities at fair value on a nonrecurring basis as of December 31, 2020.

12. Commitments and Contingencies

A number of civil jury or arbitration verdicts have been returned against companies in the jurisdictions in which the Company does business involving sales practices of representatives, alleged misconduct, and other matters. These matters have often resulted in the awarding of judgments against these companies that are disproportionate to the actual damages, including material amounts of punitive damages. In some states, juries or arbitrators have substantial discretion in awarding punitive damages which creates the potential for unpredictable material adverse judgments in any given punitive damage suit. In the normal course of business, the Company has been named, from time to time, as a defendant in various legal actions. In addition, the Company may also be the subject of reviews of its operations by regulatory authorities and self-regulatory organizations.

The Company contests liability and/or the amount of damages as appropriate in each pending matter brought against it. Related to any such matters, if the Company has information available to it which indicates that it is probable that a liability has been incurred as of the date of the financial statements and the Company can reasonably estimate the amount of that loss, the Company accrues the estimated liability by a charge to income. In many instances it may be inherently difficult to determine whether any loss is probable or even possible or to estimate the amount of any potential loss. In addition, even where loss is possible or an exposure to loss exists in excess of the liability accrued with respect to a previously recognized loss contingency, it is not always possible to reasonably estimate the amount of the possible loss or range of loss. Subject to the foregoing, management of the Company believes, based on currently available information, after consultation with outside legal counsel and taking into account its established

reserves, that pending legal actions, investigations and regulatory inquiries will be resolved with no material adverse effect on the consolidated financial position of the Company. However, if during any period a potential adverse contingency should become probable or be resolved in an amount in excess of the established reserves, the results of operations in that period could be materially adversely affected. In addition, there can be no assurance that material losses will not be incurred from claims that have not yet been brought to the Company's attention or are not yet determined to be probable or reasonably possible to result in loss. The Company has established a total liability for all such matters of approximately $.3 million, including amounts owed to regulatory agencies, as of December 31, 2020. This liability is included in "Other accrued expenses" on the Statement of Financial Condition.

Management currently estimates the aggregate range of possible loss is from $0 to $1 million in excess of the accrued liability (if any) related to contingent matters as of December 31, 2020 where the likelihood of loss is at least reasonably possible. The Company policy for accounting for legal fees is to record such fees as the services are provided.

In the normal course of business, the Company's customer activities involve the execution and settlement of various customer securities. The Company uses a clearing broker-dealer to execute exchanged-based and customer transactions which are held in brokerage accounts maintained by the clearing broker-dealer. Such transactions may expose the Company and the clearing broker-dealer to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses which customers may incur. In the event customers fail to satisfy their obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customers' obligations.

13. Subsequent Events

The Company has evaluated events subsequent to December 31, 2020, and through the financial statement issuance date of March 1, 2021. The Company has not evaluated subsequent events after that date for presentation in these financial statements.

ProEquities, Inc.
(a wholly owned subsidiary of Protective Life Corporation)
Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2020 Schedule I

Net Capital	
Total stockholder's equity	$ 13,506,332
Deductions and/or charges	
Nonallowable assets	
Receivables and other assets	(5,849,464)
Deferred income tax asset	(573,884)
Haircut on securities positions and money market funds	(191,338)
Net capital	6,891,646
Aggregate Indebtedness	
Items included in statement of financial condition	
Commissions payable	2,712,779
Due to parent and affiliates	1,922,838
Other accrued expenses	4,086,729
Total aggregate indebtedness	8,722,346
Computation of Basic Net Capital Requirement	
Greater of 6-2/3% of aggregate indebtedness or $250,000	$ 581,490
Excess net capital (net capital, less net capital requirement)	6,310,156
Ratio: Aggregate indebtedness to net capital	126.56%

There were no material differences between the above computation of net capital pursuant to Rule 15c3-1 and with the Company's unaudited December 31, 2020 FOCUS Report filed on January 26, 2021, as amended February 15, 2021.

See accompanying report of independent registered public accounting firm.

ProEquities, Inc.
(a wholly owned subsidiary of Protective Life Corporation)
Computation for Determination of Customer Reserve Requirements, Computation for Determination of PAB Reserve Requirements, and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2020 Schedule II

Exemption Under Section (k)(2)(ii) Has Been Claimed
The Company is not required to file the above schedule as it has claimed an exemption from Securities and Exchange Commission Rule 15c3-3 (SEC Rule 15c3-3) under Paragraph (k)(2)(ii) of the rule, as it has disclosed that all transactions are cleared with customers on a fully disclosed basis through a clearing broker or dealer and customer funds and securities are promptly transmitted to the clearing broker or dealer which carries all of the accounts of such customers or the product sponsor or settlement agent with whom the customer transacts.

Exemption Under Section (k)(2)(i) Has Been Claimed
The Company is not required to file the above schedule as it has claimed an exemption from Securities and Exchange Commission Rule 15c3-3 (SEC Rule 15c3-3) under Paragraph (k)(2)(i) of the rule, as it promptly transmits all customer funds received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as “Special Account for the Exclusive Benefit of Customers” of the Company.

Exemption Under Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 Has Been Claimed
The Company is not required to file the above schedule because the Company’s other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year.

See accompanying report of independent registered public accounting firm.

KPMG
KPMG LLP
Suite 1800
420 20th Street North
Birmingham, AL 35203-3207

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

The Board of Directors
ProEquities, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation (SIPC) Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020, which were agreed to by ProEquities, Inc. (the Company) and SIPC, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, and noted no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Form X-17A-5 Part III for the year ended December 31, 2020, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2020, noting a $2 difference;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, and noted no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments, and noted no differences;

We were not engaged to, and did not, conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties referred to in the first paragraph of this report, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Birmingham, Alabama
March 1, 2021

KPMG LLP
Suite 1800
420 20th Street North
Birmingham, AL 35203-3207

Report of Independent Registered Public Accounting Firm

The Board of Directors
ProEquities, Inc.:

We have reviewed management's statements, included in the accompanying ProEquities, Inc.'s Exemption Report (the Exemption Report), in which ProEquities, Inc. (the Company) identified the following provisions of 17 C.F.R. § 240.15c3-3(k)(2) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(i) and (k)(2)(ii), and is filing the exemption report pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company's other business activities are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) (together, the exemption provisions). We have also reviewed management's statements, included in the Exemption Report, in which the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2020 except as described in its Exemption Report. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

KPMG LLP

Birmingham, Alabama
March 1, 2021

ProEquities, Inc.
(a wholly owned subsidiary of Protective Life Corporation)
Exemption Report Under SEC Rule 17a-5

ProEquities, Inc.'s Exemption Report

ProEquities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i) and (k)(2)(ii).

2. The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k) throughout the most recent fiscal year ended December 31, 2020 except as described below.

For the 1,543 instances listed below, customer funds and securities were not promptly transmitted to the clearing broker, which carries all accounts of such customers.

Nature of Exception	Number of Exceptions	Dates of Exceptions
Checks or securities were not remitted timely due to a representative error in timely remitting of the check or securities	7	February 2020 (1 exception) March 2020 (2 exceptions) May 2020 (1 exception) June 2020 (1 exception) October 2020 (1 exception) December 2020 (1 exception)
Checks were held by representatives until initial account paperwork could be processed	15	January 2020 (3 exceptions) February 2020 (1 exception) March 2020 (3 exceptions) June 2020 (3 exceptions) July 2020 (1 exception) August 2020 (2 exceptions) September 2020 (1 exception) December 2020 (1 exception)
Checks were not remitted timely due to timing of representative vacations, holidays, and office hours held	3	February 2020 (1 exception) December 2020 (2 exceptions)
Checks were held due to home office input error	35	January 2020 (3 exceptions) February 2020 (3 exceptions) March 2020 (2 exceptions) April 2020 (3 exceptions) May 2020 (1 exception) July 2020 (5 exceptions) September 2020 (11 exceptions) October 2020 (2 exceptions) November 2020 (3 exceptions) December 2020 (2 exceptions)
Checks were forwarded to home office for deposit to clearing firm	1,483	January 2020 (163 exceptions) February 2020 (154 exceptions) March 2020 (220 exceptions) April 2020 (123 exceptions) May 2020 (91 exceptions) June 2020 (111 exceptions) July 2020 (114 exceptions) August 2020 (98 exceptions) September 2020 (99 exceptions) October 2020 (113 exceptions) November 2020 (105 exceptions) December 2020 (92 exceptions)

3. The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year, except as described below.

For the 77 instances listed below, customer funds and securities were not promptly transmitted to the product sponsor or settlement agent with whom the customer transacts.

Nature of Exception	Number of Exceptions	Dates of Exceptions
Checks or securities were not remitted timely due to a representative error in timely remitting of the check or securities	37	January 2020 (4 exceptions) February 2020 (1 exception) March 2020 (4 exceptions) April 2020 (1 exception) June 2020 (9 exceptions) August 2020 (4 exceptions) September 2020 (5 exceptions) October 2020 (1 exception) November 2020 (4 exceptions) December 2020 (4 exceptions)
Checks were held by representatives until initial account paperwork could be processed	13	February 2020 (1 exception) March 2020 (1 exception) April 2020 (2 exceptions) June 2020 (1 exception) July 2020 (2 exceptions) August 2020 (3 exceptions) October 2020 (3 exceptions)
Checks were not remitted timely due to timing of pick up by mail or overnight delivery service	2	July 2020 (2 exceptions)
Checks were not remitted timely due to timing of representative vacations, holidays, and office hours held	13	January 2020 (1 exception) February 2020 (1 exception) March 2020 (1 exception) May 2020 (1 exception) July 2020 (3 exceptions) September 2020 (1 exception) October 2020 (1 exception) December 2020 (4 exceptions)
Checks were held due to home office input error	12	January 2020 (1 exception) August 2020 (1 exception) September 2020 (5 exceptions) October 2020 (2 exceptions) November 2020 (1 exception) December 2020 (2 exceptions)

I, Darren Guerrera, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: ____________________
Darren Guerrera
Title: Chief Financial Officer
Date: March 1, 2021